SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

SCHEDULE 13E-3/A-7
(Rule 13e-100)
(Amendment No. 7)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

___________________________

CENTRAL FREIGHT LINES, INC.
(Name of the Issuer)

CENTRAL FREIGHT LINES, INC.
NORTH AMERICAN TRUCK LINES, LLC
GREEN ACQUISITION COMPANY
JERRY MOYES
ROBERT V. FASSO
GERALD F. EHRLICH, AS TRUSTEE OF THE MOYES CHILDREN'S TRUST, DATED DECEMBER 14, 1992 AND
JERRY MOYES, AS TRUSTEE OF THE JERRY AND VICKIE MOYES
FAMILY TRUST, DATED DECEMBER 11, 1987
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)
153491105
(CUSIP Number of Class of Securities)

Robert V. Fasso and Central Freight Lines, Inc. c/o Robert V. Fasso 5601 West Waco Drive Waco, Texas 76710 (480) 361-5295
Jerry Moyes,
North American Truck Lines, LLC,
Green Acquisition Company and
Jerry Moyes, Trustee-The Jerry and Vickie Moyes Family Trust
c/o Jerry Moyes
2710 E. Old Tower Road, Phoenix, Arizona 85034
(601) 225-3712
Gerald F. Ehrlich, Trustee Lane & Ehrlich, Ltd. The Moyes Children's Trust 4001 N. Third Street, Suite 400 Phoenix, Arizona 85012 (602) 264-4442

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Jeffrey T. Haughey, Esq. Blackwell Sanders Peper Martin LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 (816) 983-8000	David J. Routh Scudder Law Firm, P.C., L.L.O. 411 South 13th Street Second Floor Lincoln, Nebraska 68508 (402) 435-3223	Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Karen Ciupak McConnell Ballard Spahr Andrews & Ingersoll, LLP 3300 North Central Avenue, Suite 1800 Phoenix, Arizona 85012 (602) 798-5403	Christopher D. Johnson Squire, Sanders & Dempsey L.L.P. 40 North Central Avenue, Suite 2700 Phoenix, Arizona 85004 (602) 528-4046

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,850,202.75	$3,087.00

(1)	Calculated solely for the purposes of determining the filing fee.

(2)	The filing fee is calculated on the basis of $107.00 per $1,000,000 of the aggregate transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,087.00	Filing Party:	Central Freight Lines, Inc.

Form or Registration No.:	Schedule 14A	Date Filed:	April 17, 2006

INTRODUCTION

This Amendment No. 7 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3/A-7") is being filed jointly by Central Freight Lines, Inc., a Nevada corporation ("Central"), North American Truck Lines, LLC, a Nevada limited liability company ("Parent"), Green Acquisition Company, a Nevada corporation ("Purchaser"), Jerry Moyes ("Mr. Moyes"), Robert V. Fasso ("Mr. Fasso"), Gerald F. Ehrlich, as trustee of the Moyes Children's Trust, dated December 14, 1992 (the "Children's Trust), and Jerry Moyes, as trustee of the Jerry and Vickie Moyes Family Trust, dated December 11, 1987 (the "Family Trust" and with Mr. Moyes and the Children's Trust, the "Affiliated Continuing Investors"), in connection with the Agreement and Plan of Merger, dated as of January 30, 2006, by and among Central, Parent, and Purchaser, as amended by the First Amendment to Agreement and Plan of Merger, dated as of September 13, 2006, by and among Central, Parent, and Purchaser (the "Merger Agreement"). Central, Mr. Fasso, Purchaser, Parent, and the Affiliated Continuing Investors are referred to herein as the "Filing Persons." The Children's Trust has been advised by Central and Mr. Moyes that the Children's Trust may be required to join in this filing by reason of interpretations of the Securities and Exchange Commission with respect to the application of Rule 13e-3 to substantial stockholders continuing as stockholders in an issuer that is the subject of a Rule 13e-3 transaction, as that term is defined in Rule 13e-3. At the request of Central and Mr. Moyes, the Children's Trust has consented to be included in this filing. However, the Children's Trust expressly disclaims any Schedule 13E-3 filing obligation in connection with the Merger (as defined below) and expressly disavows that it is engaged in any Rule 13e-3 transaction. Specifically, the Children's Trust is not, directly or indirectly, (i) purchasing any equity security of Central; (ii) making any tender offer or request or invitation for tenders of any equity security of Central; or (iii) soliciting any proxy, consent or authorization of any equity securityholder of Central with respect to the Merger. The Children's Trust also expressly disclaims that it is an affiliate of, or acting together as part of a group in connection with the Merger with, any other Filing Person, and the Children's Trust was not a proponent of the Merger or of approval of the Merger Agreement by the stockholders of Central.

The purpose of this Schedule 13E-3/A-7 is to report that the Merger Agreement was formally approved by the stockholders of Central at the annual meeting of stockholders held on November 21, 2006 (the "Annual Meeting"), and that on November 27, 2006, the transactions contemplated by the Merger Agreement were consummated. Pursuant to the Merger Agreement, Purchaser was merged with and into Central, with Central continuing as the surviving corporation (the "Merger"). As a result of the Merger, the Affiliated Continuing Investors became the owners of 100% of the issued and outstanding shares of Central common stock, and shares of Central common stock are being delisted from the Nasdaq Global Market.

The terms and conditions of the Merger Agreement are described in the definitive proxy statement, dated October 23, 2006 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission on October 23, 2006. A copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

This Schedule 13E-3/A-7 supplements and amends the Rule 13E-3 Transaction Statement on Schedule 13E-3 previously filed by Central, Parent, Purchaser, the Affiliated Continuing Investors, and Mr. Fasso, as previously amended by Amendments No. 1 through 6 (the "Statement"). All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Statement as previously amended. Except as expressly set forth in this Schedule 13E-3/A-7, all information set forth in the Statement remains unchanged.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Item 5(b) of the Statement is amended and supplemented as follows:

At the Annual Meeting, the stockholders of Central voted to approve the Merger Agreement. The Merger Agreement was approved by holders of Central common stock, in person or by proxy, representing at least fourteen million twenty-five thousand and fifty-six (14,025,056) total shares of Central common stock, which was a majority of the eighteen million three hundred ten thousand one hundred and thirty-nine (18,310,139) shares outstanding as of the record date. In addition, the Merger Agreement was approved by holders of Central common stock, in person or by proxy, representing at least six million one hundred ninety-five thousand two hundred and ten (6,195,210) shares of Central common stock beneficially owned by stockholders other than the Affiliated Continuing Investors and Mr. Fasso, which was a majority of the ten million five hundred fifty-three thousand two hundred and ninety-three (10,553,293) shares owned by such stockholders as of the record date.

Articles of Merger were filed with the Secretary of State of the State of Nevada, and the Merger became effective, on November 27, 2006. All of the holders of Central common stock will be sent a Letter of Transmittal instructing them on the procedures for receiving payment for their shares of Central common stock.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Item 6(c) of the Statement is amended and supplemented as follows:

The Merger was consummated on November 27, 2006.

Item 11.   Interest in Securities of the Subject Company.

Item 11(a) of the Statement is amended and supplemented as follows:

As a result of the Merger and the transactions consummated in connection therewith, the outstanding common stock of Central is owned as follows: 62.9% by NATL, 25.7% by the Children's Trust, 7.0% by the Family Trust, and 4.5% by Mr. Moyes. Mr. Fasso will be able to purchase approximately 2.7% of the common stock of Central pursuant to his amended stock option agreement. Mr. Moyes owns all of the outstanding equity interests of NATL.

Item 11(b) of the Statement is amended and supplemented as follows:

The Merger was consummated by the filing of Articles of Merger with the Secretary of State of the State of Nevada on November 27, 2006. Central’s common stock was suspended from the Nasdaq Global Market, effective at the close of market on November 27, 2006, and Central has requested that Nasdaq file with the Securities and Exchange Commission a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 to report that the shares of Central common stock are no longer listed on the Nasdaq Global Market. Upon effectiveness of delisting, a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 also will be filed by Central with the Securities and Exchange Commission.

As a result of the Merger, each issued and outstanding share of Central common stock held by the Affiliated Continuing Investors remained issued and outstanding shares of Central. In the Merger, each issued and outstanding share of Central common stock (other than shares held by the Affiliated Continuing Investors) was converted into the right to receive the merger consideration of $2.25 per share in cash, without interest. Each issued and outstanding share of the Purchaser common stock was converted into the number of issued and outstanding shares of the surviving corporation equal to the quotient obtained by dividing (i) the difference between (A) all of the issued and outstanding shares of Central common stock immediately prior to the effective time of the Merger and (B) the number of shares of Central common stock held by the Affiliated Continuing Investors by (ii) the number of issued and outstanding shares of the Purchaser common stock immediately prior to the effective time of the Merger. At the effective time of the Merger, each option to purchase Central common stock granted under any stock option plan established by Central for the benefit of its employees and outside directors and outstanding immediately prior to the consummation of the Merger, became fully vested and exercisable at that time. Each holder of options to purchase Central common stock with an exercise price below $2.25 (other than options held by Mr. Moyes and Mr. Fasso) including each director and executive officer of Central (other than Mr. Fasso), became entitled to receive in cash the difference between the exercise price and $2.25 multiplied by the number of shares of common stock subject to that option in consideration for the cancellation of that option. Each holder of options with an exercise price equal to or greater than $2.25, including directors and executive officers of Central, became entitled to receive $0.01 multiplied by the number of shares subject to that option in consideration for the cancellation of that option. Stock options held by Mr. Moyes were cancelled for no payment; Mr. Fasso's stock options were amended pursuant to his amended stock option agreement.

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SIGNATURE*

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL FREIGHT LINES, INC.

/s/ Robert V. Fasso
Name: Robert V. Fasso
Title: Chief Executive Officer and President
Date: November 28, 2006

NORTH AMERICAN TRUCK LINES, LLC

/s/ Jeff A. Shumway
Name: Jeff A. Shumway
Title: Manager
Date: November 28, 2006

JERRY MOYES

/s/ Jerry Moyes
Name: Jerry Moyes
Date: November 28, 2006

ROBERT V. FASSO

/s/ Robert V. Fasso
Name: Robert V. Fasso
Date: November 28, 2006

THE JERRY AND VICKIE MOYES FAMILY TRUST, DATED DECEMBER 11, 1987

/s/ Jerry Moyes
Jerry Moyes, as Trustee of the Jerry and Vickie Moyes Family Trust, dated December 11, 1987
Date: November 28, 2006

THE MOYES CHILDREN'S TRUST, DATED DECEMBER 14, 1992

/s/ Gerald Ehrlich
Gerald Ehrlich, as Trustee of the Moyes Children's Trust, dated December 14, 1992
Date: November 28, 2006

* The Statement was signed by Central, NATL, Green, Mr. Moyes, Mr. Fasso, the Family Trust, and the Children's Trust. Since the corporate existence of Green terminated on November 27, 2006, the effective time of the Merger, only Central, NATL, Mr. Moyes, Mr. Fasso, the Family Trust, and the Children's Trust are signing this Schedule 13E-3/A-7.

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